Exhibit 99.1

Northgate Minerals Reports First Quarter Results

Strong Cash Flow from Operations of $40.1 Million

Notice: Conference Call and Webcast of Annual General Meeting and Q1 Results Today at 10:00 am ET

Dial in: +647-427-7450 or 1-888-231-8191

VANCOUVER, May 10 /CNW/ - (All figures in US dollars except where noted) - Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX) (NYSE Amex: NXG) today announced its financial and operating results for the three months ended March 31, 2011 in accordance with the newly adopted International Financial Reporting Standards ("IFRS").

First Quarter Highlights

•	The net profit was $19.8 million or $0.07 per share.
•	The adjusted net profit(1) was $7.5 million or $0.02 per share.
•	Strong cash flow from operations of $40.1 million or $0.14 per share.
•	First quarter production was 51,210 ounces of gold and 6.5 million pounds of copper at an average net cash cost of $699 per ounce.
•	Production guidance for 2011 remains unchanged: 195,000 ounces - 205,000 ounces at a cash cost of $805 - $845 per ounce.
•	First quarter metal sales were 56,937 ounces of gold at a realized price of $1,386 per ounce and 9.0 million pounds of copper at a realized price of $2.77 per pound.
•	Northgate's cash balance at the end of the first quarter 2011 was $308.1 million.
•
Construction activities at Young-Davidson remain on schedule and on budget.  At the end of the first quarter 2011, Northgate had invested approximately $130 million towards construction of the Young-Davidson mine.

•	Subsequent to the end of the first quarter, Northgate entered into a Cdn$40 million three-year senior secured revolving credit facility with BNP Paribas.

"First quarter production was highlighted by an excellent performance at Kemess South, as the mine wrapped up with higher gold and copper production than forecast" commented Ken Stowe, President and CEO. "While production at our Australian mines came in lower than plan, we are pleased to report that our guidance remains the same for the year as both mines are forecasting higher production for the balance of 2011. On the development front, we are excited with the excellent progress being made at Young-Davidson, as the project remains on schedule and on budget."

"As the Kemess South mine came to a close in March, I would like to take this opportunity to thank our dedicated workforce that has been a part of the Northgate-Kemess family since taking ownership of the mine in 2000. The work and commitment of our workforce have been exemplary, transforming the mine into a world-class asset, with production close to 3 million ounces of gold and 700 million pounds of copper. We now look forward to the rebirth of Kemess, having recently released an updated resource estimate for the Kemess Underground project and are expecting to complete a Preliminary Assessment by the summer."

Financial Performance

Northgate recorded consolidated revenue of $123.0 million in the first quarter of 2011, compared with revenue of $125.3 million recorded in the same period last year. Revenues were strong in the first quarter as a result of higher metal prices.

The adjusted net profit for the first quarter of 2011 was $7.5 million or $0.02 per share, compared with $6.3 million or $0.02 per share in the first quarter of 2010. The net profit for the first quarter of 2011 was $19.8 million or $0.07 per share, compared with $3.9 million or $0.01 per share in the first quarter of 2010.

Northgate generated excellent cash flow from operations of $40.1 million or $0.14 per share in the first quarter of 2011. The Corporation continues to maintain a strong balance sheet, with cash and cash equivalents totalling $308.1 million as of March 31, 2011.

Corporate Revolver

Subsequent to the end of the first quarter 2011, Northgate entered into a Cdn$40 million, three-year senior secured revolving credit facility (the "Revolver") with BNP Paribas. While Northgate does not forecast the need to draw down any funds, the Revolver provides additional financial capacity, if necessary, for the construction of the Young-Davidson mine.

Adoption of International Financial Reporting Standards ("IFRS")

In February 2008, the Accounting Standards Board confirmed that publicly-accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Accordingly, Northgate has adopted IFRS effective January 1, 2011, which is reflected in our unaudited condensed consolidated interim financial statements for the first quarter ended March 31, 2011. In addition, all comparative figures for the 2010 fiscal year, included in our interim financial statements and related first quarter management's discussion and analysis ("MD&A"), have been restated in accordance with IFRS. Previously, Northgate prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Details of the significant accounting differences between IFRS and Canadian GAAP can be found in Northgate's first quarter MD&A and note 16 of our interim financial statements.

Results from Operations

Fosterville Gold Mine

Fosterville achieved production of 20,632 ounces of gold in the first quarter of 2011. Early in the year, the mill was impacted by issues within the BIOX® circuit, which affected production for the quarter. These issues have since been resolved and there is no material impact to the mine's annual production forecast. Production is back on track, highlighted by a monthly record of just over 11,000 ounces in March. We are pleased to announce that Fosterville produced its half-millionth ounce of gold on the property in April.

During the quarter, mine development continued to progress well and was in line with forecast. A total of 188,906 tonnes of ore was mined and mine development advanced 2,203 m. Development towards the new Harrier zone also continued to progress well and production is on track to commence in the second half of 2011.

During the quarter, 161,064 tonnes of ore was milled at a grade of 4.96 grams per tonne ("g/t"), compared with the 191,663 tonnes milled at a grade of 5.11 g/t in the corresponding quarter of 2010.

The average net cash cost of production for the first quarter of 2011 was $1,012 per ounce, which was adversely effected by the dramatic increase in the Australian dollar relative to the US dollar and, to a lesser extent, by lower gold production. In the most recent quarter, the Australian dollar averaged 11% higher compared to the corresponding period last year. For the balance of 2011, cash costs in Australian dollars are expected to decrease relative to the first quarter and the annual forecast remains consistent with the original guidance provided.

Stawell Gold Mine

During the first quarter, the Stawell mine produced 16,006 ounces of gold, as a result of lower head grades mined. In the second quarter of 2011, production is expected to rise as grades improve and the annual production forecast remains unchanged.

During the quarter, a total of 197,317 tonnes of ore was mined and mine development advanced 1,493 m. Also during the quarter, 211,349 tonnes of ore was milled at an average grade of 2.85 g/t.  Although mill production was higher than plan, the processing of higher carbonaceous and low-grade ore resulted in lower-head grades, which impacted gold recoveries and production during the quarter.

Total operating costs were lower during the first quarter at A$76 per tonne of ore milled. Mining costs were A$50 per tonne of ore mined.

During the first quarter of 2011, the average net cash cost of production was $1,010 per ounce, resulting from the dramatic increase in the Australian dollar relative to the US dollar and lower gold production.  For the balance of 2011, cash costs in Australian dollars are expected to decrease relative to the first quarter and the annual forecast remains consistent with the original guidance provided.

Kemess South

During the first quarter, Kemess South posted strong production of 14,572 ounces of gold and 6.5 million pounds of copper. Quarterly production exceeded original guidance as a result of higher grades and higher mill throughput.  After processing all remaining stockpiles, the mill ceased production in March. The net cash cost of production for the first quarter was negative $85 per ounce of gold, as a result of higher copper prices, which increased 33% from the same period last year.

During the quarter, approximately 0.3 million tonnes of ore and waste were removed from the eastern end of the open pit. Unit mining costs were low at Cdn$0.92 per tonne moved.

2011 Production Forecast

Production for the full year 2011 remains unchanged from the original forecast:

	Total (ounces)	Forecast 2011 Cash Cost ($/oz) 1

Fosterville	97,000 - 102,000	$885 - $930
Stawell	86,000 - 91,000	$800 - $850
Kemess (Actual)	14,572	($85)
	195,000 - 205,000	$805 - $845
1 Assuming exchange rates of US$/Cdn$1.00 and US$/A$1.00 for Q2 to Q4 2011.

Building Young-Davidson

Construction activities at Young-Davidson remain on schedule and on budget. By the end of the first quarter 2011, Northgate had invested approximately $130 million towards construction of the Young-Davidson mine. In addition, 80% of the contracts worth approximately $170 million were awarded, 90% of the equipment purchase orders were placed and 66% of the engineering was completed.

Young-Davidson is scheduled for commissioning activities in the fourth quarter of 2011 and is targeting start-up of production in late Q1 2012.  The mine is expected to generate an average of 180,000 ounces of gold annually over an initial 15-year mine life.

Exploration Overview

Young-Davidson

Exploration at Young-Davidson in the first quarter was part of a $2.0 m drill program to explore for other deposits outside of the known reserves and resources currently being developed. Two drills totaling 5,000 m operated during the quarter focusing on the YD West zone. Hole YD10-198B (see press release dated April 13, 2011), located approximately 115 m below discovery hole 198, returned 5.43 g/t gold over 10.95 m. Drilling for the balance of 2011 will continue to focus on the YD West zone with the intent of delineating additional resources.  If the 2011 drilling program is successful, it is expected that an initial mineral resource estimate for the YD West zone will be completed by the end of the year.

In addition to this exploration program, underground delineation drilling in support of future underground mining activities began in late 2010 and is currently focusing on a sector of the Upper Boundary Zone.  This portion of the program is nearly complete and will be reported upon during the second quarter of 2011 once all results have been received.  It is expected that the results of this program will be incorporated into the annual reserve and resource re-estimate at the end of 2011.

Kemess Underground

During the quarter, Northgate released an updated resource estimate for its Kemess Underground project, located five kilometres north of the Kemess South mine in north-central British Columbia. The updated resource estimate followed on the completion of a 30-hole infill diamond drill program at Kemess Underground that was completed in 2010.  The updated resource estimate now contains an indicated resource of 136.5 million tonnes with 2.6 million ounces of gold and 860.6 million pounds of copper.  This represents 18% increase in tonnes, a 10% increase in contained gold and a 9% increase in contained copper when compared with the May 2010 total.

The mineral resource estimate will form the basis of a Preliminary Assessment, which will outline the economics and timeline for mining the current resources. Northgate expects to file the Preliminary Assessment in the third quarter of 2011.

Australia

At Stawell, drilling focused mainly on three target areas on or immediately adjacent to the current mining lease.  Two of these areas, the Northgate Gift and Wonga Dome, were discovered by diamond drilling during our "Big Fish" exploration campaign in 2010.  The third target area is GG6L, located below GG6, where there is potential to add to high-grade reserves.

During the quarter, approximately 8,800 m of drilling was completed. Within the Northgate Gift, a wedge hole intersected a target zone located 240 m above and south of the initial discovery hole, which suggests a continuous mineralized horizon. Follow-up drilling, which will take all of 2011 to complete, will better define the size and geometry of the zone and associated mineralization

Within the Wonga Dome, subsequent drilling has intersected lower sections of the basalt dome, where it is flanked by coarser grained sediments less favourable for gold mineralization. The next few holes are designed to intersect the basalt dome at a similar elevation and geologic setting as discovery hole 649 (13.7 g/t over 5.45 m - see press release dated November 1, 2010), at which point Northgate will evaluate whether mineralization in the area is sufficiently robust to support driving across to the zone to complete resource definition drilling.

Exploration activity at Fosterville, which had been scheduled for the first quarter, was deferred until the second quarter and commenced in April.  Exploration expenditures are forecast to be $3.8 million for approximately 18,000 m of diamond drilling, mainly focusing on resource conversion targets below and along trend from the currently mined Phoenix deposit.

Summarized Consolidated Results

(Thousands of US dollars, except where noted)	Q1 2011	Q1 2010
Financial Data
Revenue	$ 123,027	$ 125,278
Adjusted net profit 1	7,476	6,291
Per share (basic)	0.02	0.02
Net profit	19,755	3,887
Per share (basic)	0.07	0.01
Cash flow from operations	40,109	12,052
Cash and cash equivalents	308,088	230,306
Total assets	$ 815,415	$ 713,710
Operating Data
Gold production (ounces)
Fosterville	20,632	26,421
Stawell	16,006	22,238
Kemess	14,572	24,703
Total gold production	51,210	73,362
Gold sales (ounces)
Fosterville	19,137	25,944
Stawell	16,470	21,411
Kemess	21,330	27,773
Total gold sales	56,937	75,128
Realized gold price ($/ounce) 2	1,386	1,128
Net cash cost ($/ounce) 3
Fosterville	1,012	679
Stawell	1,000	794
Kemess	(85)	502
Average net cash cost ($/ounce)	696	654
Copper production (thousands pounds)	6,497	9,529
Copper sales (thousands pounds)	8,998	11,145
Realized copper price ($/pound) 2	2.77	3.49

1	Adjusted net profit is a non-IFRS measure. See section entitled "Non-IFRS Measures" in the Corporation's interim MD&A Report.
2
Commencing in the fourth quarter of 2010, metal pricing quotational period is three months after the month of ship loading for copper and one month after the month of ship loading for gold produced at Kemess South. Previously, the metal pricing quotational period was three months after the month of arrival ("MAMA") at the receiving facility for copper and one MAMA for gold. Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

3	Net cash cost per ounce of production is a non-IFRS measure. See section entitled "Non-IFRS Measures" in the Corporation's interim MD&A Report.

Interim Condensed Consolidated Statements of Financial Position (Previously referred to as the Consolidated Balance Sheets)
	March 31	December 31	January 1
Thousands of US dollars, unaudited	2011	2010	2010

Assets
Current Assets
Cash and cash equivalents	$ 308,088	$ 334,840	$ 253,544
Trade and other receivables, including derivatives	44,151	62,051	27,961
Income taxes receivable	—	2,236	—
Inventories (note 3)	28,569	46,268	44,599
Prepaid expenses	3,915	2,367	2,566
Assets held for sale (note 4)	13,075	—	—

Total Current Assets	397,798	447,762	328,670

Non-current Assets
Other assets	41,740	40,819	27,544
Deferred tax assets	21,898	13,014	20,113
Mineral property, plant and equipment	352,497	323,903	316,086
Investments (note 5)	1,482	36,519	38,001

Total Non-current Assets	417,617	414,255	401,744

Total Assets	$ 815,415	$ 862,017	$ 730,414

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	$ 73,458	$ 93,534	$ 51,717
Income taxes payable	3,873	—	29,395
Short-term loan (note 6)	—	40,161	41,515
Equipment financing obligations	7,742	7,945	5,995
Provisions (note 7)	26,880	38,359	31,717

Total Current Liabilities	111,953	179,999	160,339

Non-current Liabilities
Equipment financing obligations	13,011	10,763	4,656
Convertible senior notes	132,594	131,235	—
Option component of convertible senior notes	36,787	47,414	—
Other long-term liabilities	378	379	3,619
Provisions (note 7)	31,226	30,459	29,963

Total Non-current Liabilities	213,996	220,250	38,238

Total Liabilities	325,949	400,249	198,577

Shareholders' Equity
Common shares	407,197	407,029	402,879
Contributed surplus	10,083	8,915	7,090
Accumulated other comprehensive income (loss)	29,621	23,014	(4,108)
Retained earnings	42,565	22,810	125,976

Total Shareholders' Equity	489,466	461,768	531,837

Total Liabilities and Shareholders' Equity	$ 815,415	$ 862,017	$ 730,414

Subsequent event (note 15)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Condensed Consolidated Statements of Comprehensive Income
	Three Months Ended March 31
Thousands of US dollars, except share and per share amounts, unaudited	2011	2010
Revenue	$ 123,027	$ 125,278
Operating expenses
Cost of sales (note 3)	110,095	116,102
Administrative and general	3,785	3,786
Exploration	4,901	4,127
Other expenses (note 11)	852	249
	119,633	124,264
Profit from operating activities	3,394	1,014
Financing income (expenses)
Interest income	1,659	932
Finance costs (note 10)	(753)	(744)
Currency translation gain	5,184	4,293
Fair value adjustment on option component of convertible notes	10,627	—
Write-down of investments	—	(340)
	16,717	4,141
Profit before income taxes	20,111	5,155
Income tax expense	(356)	(1,268)
Net profit for the period	19,755	3,887
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(114)	(866)
Unrealized gain on translation of foreign operations	1,787	4,965
Reclassification of impairment on available for sale investments to profit or loss	-	340
Reclassification of realized loss on available for sale investments to profit or loss	4,934	-
	6,607	4,439
Comprehensive income	$ 26,362	$ 8,326
Earnings per share (note 12)
Basic	$ 0.07	$ 0.01
Diluted	$ 0.03	$ 0.01
Weighted average shares outstanding (note 12)
Basic	291,877,902	290,718,756
Diluted	334,617,292	292,005,260
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Condensed Consolidated Statements of Cash Flows
	Three Months Ended March 31
Thousands of US dollars, unaudited	2011	2010
Operating Activities
Net profit for the period	$ 19,755	$ 3,887
Adjustments for:
Depreciation and depletion	31,592	31,558
Unrealized currency translation gains	(352)	(324)
Loss (gain) on disposal of assets	(394)	333
Stock-based compensation	1,225	1,386
Accrual of employee severance costs	995	438
Interest income	(1,659)	(932)
Finance costs	753	744
Income tax expense	356	1,268
Income tax credited to exploration expense	(97)	—
Change in fair value of forward contracts	(967)	2,894
Fair value adjustment on option component of convertible notes	(10,627)	—
Write-down of investments	—	340
Gain on sale of investments	(17)	—
Changes in operating working capital and other (note 14)	1,666	(2,080)
Interest received	1,468	932
Interest paid	(3,461)	(564)
Income taxes paid	(127)	(27,828)
	40,109	12,052

Investing Activities
Increase in restricted cash	—	(9,879)
Purchase of plant and equipment	(4,975)	(8,768)
Mineral property development	(14,680)	(12,541)
Assets under construction	(45,938)	(2,848)
Proceeds from sale of equipment	49	251
Proceeds from sale of investments	40,954	—
Purchase of investments	(201)	—
Deferred transaction costs paid	(123)	—
	(24,914)	(33,785)

Financing Activities
Repayment of equipment financing obligations	(2,748)	(1,514)
Cash from equipment financing	1,275	—
Repayment of short-term loan	(40,161)	(378)
Repayment of other long-term liabilities	(453)	(217)
Issuance of common shares	111	223
	(41,976)	(1,886)
Effect of exchange rate changes on cash and cash equivalents	29	381
Decrease in cash and cash equivalents	(26,752)	(23,238)
Cash and cash equivalents, beginning of period	334,840	253,544
Cash and cash equivalents, end of period	$ 308,088	$ 230,306

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

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This press release for the first quarter ended March 31, 2011 should be read in conjunction with Northgate's first quarter MD&A, which is available on our website at www.northgateminerals.com.

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Annual General Meeting and Q1 2011 First Quarter Results Conference Call and Webcast

Northgate will be hosting its Annual General Meeting ("AGM") on Tuesday, May 10, 2011 at 10:00 am, Toronto time. The AGM will be held at The TMX Broadcast and Conference Centre, 130 King Street West, Toronto, Canada.  This event will also include an overview of Northgate's 2011 first quarter financial results.

You may participate in our conference call by calling 647-427-7450 or toll free in North America at 1-888-231-8191. To ensure your participation, please call five minutes prior to the scheduled start of the call.

A live audio webcast and presentation package will be available on Northgate's homepage at www.northgateminerals.com. Information pertaining to the conference replay, available from May 10 to May 24, 2011, can also be found on our website.

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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia.  Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

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Qualified Person

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate's geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate's Exploration Manager, has reviewed the geologic content of this release.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2010 or under the heading "Risks and Uncertainties" in Northgate's 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Corporation's public filings which have been filed with securities commissions or similar authorities in Canada).

For further information:

Ms. Keren R. Yun, Director, Investor Relations

Tel: 416-216-2781   Email: ngx@northgateminerals.com

CO: Northgate Minerals Corporation

CNW 07:02e 10-MAY-11